UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 17, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated June 17, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.
(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies the following change in interests in the ordinary shares of €3.50 each (Shares) of PDMRs, arising pursuant to the grant of options relating to the Foundation Plan for Growth (the Foundation Plan). The Foundation Plan is a one-time co-investment plan to incentivise the substantial foundational work required to establish the Company’s long-term position and value-creation trajectory, ensure that executives are materially invested in the Company’s success through significant share ownership and align rewards with long-term, sustainable value created for all stakeholders. Subject to continued holding of the personal investments and TMICC’s Total Shareholding Return (TSR) over the period from grant to vesting exceeding the median TSR of the sector peer group, as disclosed on page 70 of the 2025 Annual Report; 50% of the options will vest after three years and the remaining 50% after four years. The exercise window will be open from vesting until the seventh anniversary of the grant.

The option exercise price was determined by taking the average closing share prices (on Euronext Amsterdam and the London Stock Exchange) for the period 9 to 15 June 2026 inclusive; and for the New York Stock Exchange, the closing share price on 15 June 2026 (the option exercise price being EUR15.33, GBP13.23 and USD17.82 respectively).

Malus and clawback provisions apply to all awards

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Peter ter Kulve
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	2,362,060	36,210,379.80
		Aggregated	15.33	2,362,060	36,210,379.80

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Abhijit Bhattacharya
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	1,330,010	20,389,053.30
		Aggregated	15.33	1,330,010	20,389,053.30

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Options		13.23	1,071,235	14,172,439.05
		Aggregated	13.23	1,071,235	14,172,439.05

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person		Gerardo Rozanski
2	Reason for the notification
a)	Position/status		President, Americas
b)	Initial notification/Amendment		Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code		25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	USD
	Nature of Transaction		Price	Volume	Total
	Grant of Options		17.82	836,848	14,912,631.36
		Aggregated	17.82	836,848	14,912,631.36

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mustafa Seckin
2	Reason for the notification
a)	Position/status	President Europe and Australia & New Zealand
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	268,408	4,114,694.64
		Aggregated	15.33	268,408	4,114,694.64

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Wai Fung Loh
2	Reason for the notification
a)	Position/status	President, Asia
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	397,573	6,094,794.09
		Aggregated	15.33	397,573	6,094,794.09

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Toloy Tahir Tanridagli
2	Reason for the notification
a)	Position/status	President, Middle East, Turkey and South Asia
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	388,051	5,948,821.83
		Aggregated	15.33	388,051	5,948,821.83

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Sandeep Desai
2	Reason for the notification
a)	Position/status	Chief Supply Chain and Operations Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Options		13.23	169,687	2,244,959.01
		Aggregated	13.23	169,687	2,244,959.01

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mark O’ Brien
2	Reason for the notification
a)	Position/status	Chief Technology Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	GBP
	Nature of Transaction		Price	Volume	Total
	Grant of Options		13.23	78,412	1,037,390.76
		Aggregated	13.23	78,412	1,037,390.76

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Victoria McKenzie-Gould
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs & Sustainability Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	48,212	739,089.96
		Aggregated	15.33	48,212	739,089.96

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Vanessa Vilar
2	Reason for the notification
a)	Position/status	Chief Legal Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	201,563	3,089,960.79
		Aggregated	15.33	201,563	3,089,960.79

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Tim Gunning
2	Reason for the notification
a)	Position/status	Chief of Staff & Head of Strategy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Outside a trading venue	EUR
	Nature of Transaction		Price	Volume	Total
	Grant of Options		15.33	133,349	2,044,240.17
		Aggregated	15.33	133,349	2,044,240.17

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. (EURONEXT: MICC/ NYSE: MICC/ LSE: MICC) is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 18,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: June 17, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer